July 22, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Laura Nicholson, Special Counsel

Re:	Alliance MMA, Inc.

Draft Registration Statement on Form S-1

Submitted June 30, 2016

CIK No. 0001674227

Dear Ms. Nicholson:

We are responding below, on behalf of Alliance MMA, Inc. (the “Company”), to the staff’s comments on the Company’s amended draft registration statement submitted on June 30, 2016. In conjunction with this letter, the Company is submitting, via EDGAR, the draft registration statement containing the revisions noted below, along with other clarifying or supplemental changes.

The headings and paragraph numbers below correspond to the headings and paragraph numbers used in the comment letter and, for ease of reference, the staff’s comments appear in bold italicized text.

General

1.	We note your response to prior comment 35. Please revise to designate throughout the filing the companies you have identified as co-predecessors.

The Company has revised the draft registration in the sections titled “Important Introductory Information”, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Index to Financial Statements”, and in Note 1 to the Alliance MMA, Inc. financial statements for the period ended December 31, 2015, to designate the companies that have been identified as co-predecessors.

Registration Statement Cover Page

2.	Please revise to indicate that the offering is subject to Rule 415 of the Securities Act of 1933 by checking the applicable box and revise Part II of the registration statement to include the undertakings required by Item 512 of Regulation S-K.

The Company has revised the draft registration by checking the applicable box to indicate that the offering is subject to Rule 415, and has revised Part II of the draft registration statement to include the undertakings required by Item 512 of Regulation S-K.

Securities and Exchange Commission

July 22, 2016

Prospectus Cover Page

3.	We note your response to prior comment 3 that the company intends to circulate a preliminary prospectus prior to effectiveness of the company’s registration statement, and to make a final determination of the public offering price when it submits a request for acceleration of the effectiveness of the registration statement. However, we also note that you have not included a price range on your prospectus cover page. Refer to Instruction 1 to Item 501(b)(3) of Regulation S-K. Please tell us whether you have determined that the offering price will be $4.50, as reflected in the table on the prospectus cover page. In that regard, we also note your reference on page 5 to an “estimated” initial offering price of $4.50 per share.

The Company has determined that it will not circulate a preliminary prospectus prior to effectiveness of the registration statement, and has further determined that the public offering price will be $4.50. The Company has revised the draft registration statement to remove words such as “estimated”, “assumed” and similar modifiers from references to the public offering price.

4.	We note your disclosure that you have applied to list your common stock on the Nasdaq Capital Market. Please advise which market standard the company intends to satisfy. Additionally, please advise whether you will have a listing approval at the time of effectiveness or if your listing approval will be subject to any conditions.

The Company intends to satisfy the equity standard in connection with its application to list its common stock on the Nasdaq Capital Market. The Company intends to obtain approval of its listing application at the time of effectiveness. The Company has submitted its listing application and has not requested or been advised by NASDAQ that listing approval should be subject to any conditions other than satisfaction of the applicable listing requirements.

5.	We note your disclosure that trading of your common stock on the Nasdaq Capital Market is expected to begin within five days after the initial issuance of the common stock. Please advise as to why trading in the newly issued shares may not begin until up to five days after the date of initial issuance of the common stock.

The Company has removed any reference in the draft registration statement to a delay in trading in the newly issued shares.

6.	We note that you have granted the underwriter an over-allotment option. The use of an overallotment option, however, is not appropriate in an offering being conducted on a best efforts, minimum-maximum basis (i.e., it is used/appropriate only in offerings done on a firm commitment basis, which is not the case here). Please revise accordingly.

The Company will not grant an over-allotment option to the underwriter and has revised the draft registration statement to delete all references to such an option.

Securities and Exchange Commission

July 22, 2016

7.	We note that you have revised your disclosure regarding the date by which you must sell the minimum number of shares or otherwise return funds to investors. Please revise to clarify such date. Refer to Rule 10b-9.

The Company has revised the draft registration statement to indicate that October 31, 2016 is the date on which it must sell the minimum number of shares or otherwise return funds to investors, and has removed any reference to an extension of such date.

The MMA Industry, page 3

8.	We note your disclosure that according to Repucom, the number of MMA fans worldwide is approximately 300 million, more than that of Major League Baseball’s worldwide fan base. If you retain this disclosure in your next amendment, please provide us with a copy of the Repucom report and revise to clarify how the number of fans is measured in this context.

The Company has revised the draft registration statement to remove any reference to the number of MMA fans worldwide and to the Repucom report.

9.	We note your statement that “[i]n terms of social media following, [you] estimate that the MMA fan activity on Facebook, Twitter and Instagram exceeds the combined results for MLB, NHL and NASCAR.” If you retain such disclosure in your next amendment, please revise to provide the basis for such statement and describe how fan activity is measured in such context.

The Company has revised the draft registration statement to remove any reference to MMA fan activity on social media.

10.	We note the statistics, financial results and other information regarding the Ultimate Fighting Championship, including your disclosure on page 3 regarding the UFC fan base, and your disclosure in the paragraph on page 3 beginning “[i] 2013, the UFC’s annual revenues were approximately $483 million.” We also note disclosure in your Business section on pages 42 and 43 regarding the business and financial results of UFC. Please tell us why you have included this information in your prospectus, and why you believe that it is material information for investors. For each such statement, please also provide us with a copy of the applicable report that has been highlighted with a corresponding key to indicate where support for the various statements may be found.

The Company has revised the draft registration statement to remove any reference to the financial results of the UFC. Certain information concerning the UFC’s business has been retained to provide support for statements made in the registration statement that interest and participation in mixed martial arts has grown dramatically since MMA fights first became sanctioned by state athletic commissions and boards.

Securities and Exchange Commission

July 22, 2016

The Offering, page 6

11.	We note your revised disclosure that your transfer agent will serve as the escrow agent in this offering. Please tell us how such arrangement complies with Exchange Act Rule 15c2-4.

The Company has revised the draft registration statement to indicate that all funds received in connection with the offering will be promptly transmitted to Signature Bank (rather than Transfer Online or KeyBank), and that Signature Bank has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when the appropriate event or contingency has occurred. The Company believes this arrangement complies with Exchange Act Rule 15c2-4. The escrow agreement between the Company and Signature Bank has been provided as Exhibit 10.14.

Risk Factors, page 7

12.	Please revise to include a risk factor to disclose that your auditors have issued a going concern opinion on your audited financial statements and that certain of the target companies have a going concern opinion on their audited financial statements.

The Company has revised the draft registration statement to include a risk factor addressing the auditors’ issuance of a going concern opinion on the audited financial statements of the Company and V3, LLC, respectively.

Exhibit Index, page 70

13.	Please refer to the agreements filed as Exhibits 10.8, 10.9 and 10.10. In each case, we note that the agreement references a termination right if the closing does not occur on or prior to June 30, 2016. As such date has passed, please advise whether the parties have extended the respective agreements and, if applicable, file any amendments. Please also revise your related prospectus disclosure, if applicable.

The Company, the respective target companies and the owners of the respective target assets have amended the relevant agreements to extend the date on which the termination right applies to September 30, 2016. The Company has submitted copies of the amendments as exhibits.

Exhibit 10.14

14.	Please ensure that the terms of the escrow agreement are consistent with your prospectus disclosure, and comply with Exchange Act Rules 10b-9 and 15c2-4. For example, your prospectus disclosure indicates that the gross proceeds of this offering will be deposited at KeyBank N.A. However, Section 7 of the escrow agreement filed as Exhibit 10.14 indicates that funds will be held in bank accounts at Transfer Online, Inc.

As indicated above in response to comment 11, the Company has revised the draft registration statement to clarify that the gross proceeds of the offering will be deposited at Signature Bank, acting as escrow agent, and has filed the escrow agreement with Signature Bank as Exhibit 10.14.

Securities and Exchange Commission

July 22, 2016

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Please feel free to contact the undersigned at (212) 599-0700 with any questions or comments.

Sincerely,

MAZZEO SONG P.C.

By:	/s/ Robert L. Mazzeo
Robert L. Mazzeo

cc:	Paul K. Danner, III

Chief Executive Officer